BRF S.A.

Companhia Aberta

CNPJ/ME: 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or the "Company") (B3: BRFS3; NYSE: BRFS), in attention to the Official Notice 26/2022-SLS. dated 01.06.2022 (“Notice”), hereby clarifies the request sent by B3 S.A. – Brasil, Bolsa, Balcão (“B3”).

For a better understanding and in line with the guidelines issued by B3, the Notice is transcribed below:

“Dear Sir.

"In view of the latest fluctuations registered in relation to the shares issued by this company, the number of trades and the amount traded. as shown below, we request to be informed. by 01/07/2022, if there is any fact that you are aware of that may justify it.”

ON Shares
Price (R$ per share)
Date	Opening	Minimum	Maximum	Average	Last	Fluct. %	Nº neg.	Amount	Volume (R$)
12/22/2021	22.21	21.90	22.94	22.38	22.18	0.45	29,074	10,446,100	233,826,007.00
12/23/2021	22.21	22.15	23.17	22.74	22.62	1.98	28,816	9,640,400	219,268,383.00
12/27/2021	22.73	22.12	23.16	22.52	22.23	-1.72	15,136	5,729,900	129,037,071.00
12/28/2021	22.23	22.07	22.84	22.50	22.59	1.61	11,856	3,778,300	85,023,116.00
12/29/2021	22.66	22.22	22.75	22.44	22.36	-1.01	9,545	3,108,400	69,743,651.00
12/30/2021	22.62	22.22	22.79	22.51	22.52	0.71	11,197	4,266,500	96,037,451.00
01/03/2022	22.52	22.25	23.32	22.82	23.22	3.10	32,543	12,280,000	280,245,385.00
01/04/2022	23.39	21.96	23.44	22.41	22.42	-3.44	27,993	12,332,400	276,315,715.00
01/05/2022	22.73	22.50	23.63	23.14	22.70	1.24	40,446	19,005,400	439,809,302.00
01/06/2022*	22.77	22.36	24.39	23.54	24.23	6.74	45,017	19,776,400	465,534,478.00

* Updated until 17h25.”

In this regard, the Company clarifies that it is not aware of any fact or non-public information that could justify the fluctuations in the quotation and in the trading volume of its shares. as mentioned in the Notice.

The Company reiterates its commitment to, under the terms of the applicable regulation. maintain its shareholders and the market in general duly informed of any relevant act or fact related to its business.

São Paulo, January 06, 2022.

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

BRF S.A.